# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Perfect Corp., CIK 0001899830
CUSIP: G7006A109
Title of class of securities: Class A Ordinary Shares, par value $0.10 per shar
Address of issuer's principal executive offices: 14F, No. 98 Minquan Road, Xindian District, New Taipei City, Taiwan (F5), 231
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0001962952
Persons authorized to receive notices and communications: Perfect AA Corp., 15F., No.100, Minquan RD., Xindian Dist., New Taipei City, Taiwan (F5), 231, 886-2-8667-1298

## Reporting persons
- Perfect AA Corp. (CIK 0001962952): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 3,806,804; sole dispositive power 0; shared dispositive power 3,806,804; aggregate amount beneficially owned 3,806,804 (3.7% of the class)
  Comment: Note to Items 8 and 11: Represents 3,806,804 Class A ordinary shares held on behalf of the ESOP Participants. These shares are voted in accordance with the instructions of the individual ESOP Participants on all matters requiring the vote of shareholders of the Issuer.
  
  Note to Item 10: Any decision to sell shares allocated to the account of an ESOP Participant is made and executed by the ESOP Participant themselves, through their individual sub-account under Perfect AA's main account, which is established with a broker.
  
  Note to Item 13: The percentage of class of securities is calculated based on 101,848,671 issued and outstanding Ordinary Shares as a single class, being the sum of (i) 85,059,953 Class A Ordinary Shares and (ii)16,788,718 Class B Ordinary Shares, based on the information provided by the Issuer on March 29, 2024 in the Form 20-F filed with the Securities and Exchange Commission.
  
  3.7% represents 1.5% of the total outstanding voting power. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.10 per shar
Name of issuer: Perfect Corp.
Address of issuer's principal executive offices: 14F, No. 98 Minquan Road, Xindian District, New Taipei City, Taiwan (F5), 231
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the beneficial ownership interests of the Reporting Person (as defined below) in the Class A ordinary shares, par value $0.10 per share (the "Class A Ordinary Shares"), of Perfect Corp., a Cayman Islands exempted company with limited liability (the "Issuer"). This Schedule 13D is being filed to supplement the Schedule 13G filed by the Reporting Person on February 2, 2024 ("Schedule 13G"). The principal executive office of the Issuer is 14F, No. 98 Minquan Road, Xindian District, New Taipei City 231, Taiwan.

## Item 2. Identity and Background
Name of person filing: Perfect AA Corp.
Residence or business address:
Sea Meadow House
Blackburne Highway
P.O.Box 116,Road Town
Tortola, British Virgin Islands
Present principal occupation or employment:
Principal Business: A special purpose vehicle set up for the purpose of holding shares of Perfect Corp. Class A Ordinary Shares on behalf of Perfect Corp. employees who have exercised their stock options.

Address of Principal Office: Sea Meadow House, Blackburne Highway, P.O.Box 116,Road Town, Tortola, British Virgin Islands
Criminal convictions in the last five years:
During the last five years, none of Perfect AA and its directors and officers identified in Schedule I below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

SCHEDULE I
Directors and Executive Officers of Perfect AA

The names of the directors of Perfect AA and their principal occupations are set forth below and Perfect AA does not have any executive officer. The business address of the director is 14F, No. 98 Minquan Road, Xindian District, New Taipei City 231, Taiwan (R.O.C.).

Name: Liang-Chu Sun
Position; Director
Present Principal Occupation: Director
Citizenship: R.O.C. (Taiwan)
Shares Beneficially owned in the Issuer: 5,300
Civil proceedings (securities laws) in the last five years:
During the last five years, none of Perfect AA and its directors and officers identified in Schedule I has been: a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule I set forth in Item 2(d) above is hereby incorporated by reference in this Item 2(e).
Citizenship: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 3.

Perfect AA is a British Virgin Islands company that holds Class A Ordinary Shares of the Issuer on behalf of employees who have exercised their stock options granted to them under employee benefits plans of the Issuer (the "ESOP Participants").

The information set forth in this Item 3 is qualified in their entirety by reference to the documents themselves, which are filed as Exhibit 99.1 and Exhibit 99.2, to this Schedule 13D and is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Other than as described above, the Reporting Person reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, has any current plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 is qualified in their entirety by reference to the documents themselves, which are filed as Exhibit 99.1 and Exhibit 99.2, to this Schedule 13D and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5(a) and 5(b).

The following disclosure assumes that there were 101,848,671 issued and outstanding Ordinary Shares as a single class, being the sum of (i) 85,059,953 Class A Ordinary Shares and (ii)16,788,718 Class B Ordinary Shares, as disclosed by the Issuer in the Form 20-F filed with the Securities and Exchange Commission on March 29, 2024.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, the Reporting Person may be deemed to beneficially own up to an aggregate of 3,806,804 Class A Ordinary Shares, representing approximately 3.7% of the total issued and outstanding Ordinary Shares as a single class, and 1.5% of the total voting power of the Issuer, respectively, as disclosed by the Issuer in the Form 20-F filed with the Securities and Exchange Commission on March 29, 2024.

This number is comprised solely of Class A Ordinary Shares held by the Reporting Person on behalf of employees who have exercised their stock options of the Issuer. These shares are voted in accordance with the instructions of the individual ESOP Participants on all matters requiring the vote of shareholders of the Issuer. In addition, any decision to sell shares allocated to the account of an ESOP Participant shall be made and executed by the ESOP Participant themselves, through their individual sub-account under Perfect AA's main account, which is established with a broker.

The Reporting Person may vote shares with respect to which no directions are received. The Reporting Person may, under certain limited circumstances, forfeit Shares held for the account of an ESOP Participant. Hence, notwithstanding the arrangement described above, the Reporting Person may be deemed to share voting power and disposition power with the ESOP Participants over their respective Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) above is hereby incorporated by reference in this Item 5(b).
Transactions in the class effected during the past sixty days:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5(c).

The Reporting Person reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in the Class A Ordinary Shares during the past 60 days, except as disclosed herein.
Other persons with the right to receive dividends or sale proceeds:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5(d).

No one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Person as described in Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6. Other than the matters disclosed in this Schedule 13D, the Reporting Person is not a party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Perfect Corp. 2021 Stock Compensation Plan (incorporated by reference to Exhibit 10.13 of the Issuer's Registration Statement on Form F-4 (File No. 333-263841) filed with the Securities and Exchange Commission on September 29, 2022), https://www.sec.gov/Archives/edgar/data/1899830/000110465922037704/tm228803d2_ex10-13.htm.

Exhibit 99.2: Amendment to Perfect Corp. 2021 Stock Compensation Plan (incorporated by reference to Exhibit 10.13 to the Form F-1 filed on December 12, 2022 (File no. 333-268057)), https://www.sec.gov/Archives/edgar/data/1899830/000110465922112496/tm2227810d2_ex10-13.htm.

## Signatures
- Perfect AA Corp.: /s/ Liang-Chu Sun, Director (02/05/2025)